UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2025

Commission File Number: 333-267851

LEET Inc.

805, 8th Floor, Menara Mutiara Majestic,

Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia

+603 7783 1636

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Change in Composition of Board Committees

Effective 3rd November 2025, the board of directors (the “Board”) appointed Mr. Ganesha Karuppiaya, who currently serves as a director of Leet Inc., to serve as the Chairman of the Audit Committee of Leet Inc. (the “Company”). Mr. Ganesha Karuppiaya, aged 43, brings 18 years of experience in the technology industry, thereby having strong governance knowledge to the same from his wealth of experience in the industry. Mr. Ganesha Karuppiaya holds a degree in Bachelor of Computer Science from Coventry University in United Kingdom, further increasing his expertise and knowledge of the industry. This nominee, aged 43, qualifies as independent director under the applicable rules and regulations of the SEC and Section 301 of the Sarbanes-Oxley Act.

There are no arrangements or understandings between Mr. Ganesha and any other persons pursuant to which he was appointed to the Audit Committee. There are no related-party transactions involving Mr. Ganesha that are subject to disclosure under Item 7.B of Form 20-F. The Board believes Mr. Ganesha Karuppiaya will bring broad experience to the Company and would like to take this opportunity to welcome Mr. Ganesha Karuppiaya on joining the Audit Committee.

Following the appointment of Mr. Ganesha Karuppiaya as a member and Chairman of the audit committee, Mr. Dai Song would step down as the Chairman of the audit committee and remain a member of the audit committee.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEET Inc.

Date: November 4, 2025	By:	/s/ Song Dai
	Name:	Song Dai
	Title:	Chief Executive Officer

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